Exhibit 99.2

On Friday, February 10, 2006, Avaya Inc. will be conducting its 2006 Annual Meeting of Shareholders. You have received this email because, as of December 16, 2005, you held shares of Avaya common stock in one or more of the following Avaya plans: the Savings Plan, the Savings Plan for Salaried Employees and the Employee Stock Purchase Plan.

In the coming days you will be receiving via e-mail instructions to register your votes for the 2006 Annual Meeting. The 2005 Annual Report and the proxy statement to be used in connection with registering your votes are available online for your review. To access these documents, you can click on the following link: http://investors.avaya.com.

If you would like to receive a copy of the 2005 Annual Report and the proxy statement for the 2006 Annual Meeting, please click on the following link and follow the instructions that are provided: http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=AV&script=2300.

You may also call toll-free 1-866-22-AVAYA.